Net Serviços de Comunicação S.A.
CNPJ/MF nº 00.108.786/0001-65
NIRE nº 35.300.177.240
Public Company
Rua Verbo Divino nº 1.356 - 1º a. , São Paulo-SP



RELEVANT NOTICE

Net Serviços de Comunicação S.A. ("Net Serviços" or "the Company", formerly named Globo Cabo), a publicly held company, with its headquarters located in the City and State of São Paulo, at Rua Verbo Divino n° 1,356, 1st floor, Chácara Santo Antônio, enrolled with the CNPJ/MF under n° 00.108.786/0001-65, hereby informs the public of the following relevant notice:

As previously announced, Net Serviços has been discussing a debt re-equation with its major creditors in order to reduce the high refinancing risk faced by the Company, decrease the exchange rate exposure, and lead to an improvement in the Company's overall credit ratios. In parallel, the Company would work on reaching a long term agreement with its programmers and explore ways to enhance the usage of its network in order to further lower its operating costs.

Such re-equation continues to be key in the Company's overall capitalization process that was initiated in April 2002 and included a significant equity component from major shareholders, demonstrating their strong commitment to the business.

Since the outline of the re-equation was announced on August 14, the Company has continued to work with its creditors to finalize the documents required to effect the re-equation. During this period, however, the Brazilian Real has continued to depreciate against the US dollar. This has significantly impacted the Company's cash flow, as a substantial part of the Company's debt obligations and programming costs are dollar-denominated. The depreciation of the Brazilian Real has also significantly increased the debt principal amount that would be subject to conversion to local currency, when expressed in Real terms.

Additionally, overall conditions of the Brazilian financial and capital markets have continued to deteriorate, and, as a result, the assumptions underlying the re-equation that would enhance the Company's ability to refinance its financial obligations were not realized.
As a result of these economic developments, the Company has realized that the contemplated re-equation would not provide the Company with a viable capital structure given its projected cash flows and limited access to the capital markets. Therefore, the Company has concluded that the terms of the re-equation need to be revised.

The Company continues to pursue its main objective of seeking a capital structure that not only provides adequate liquidity and financial flexibility to meet its operating and debt obligations but also enhance the Company's future access to the capital markets.

Concurrently, the Company continues to address its overall operating costs, and in particular, expects to finalize the process of re-negotiating its dollar-denominated programming costs which have impacted cash flows as a result of the devaluation of the Real. The Board of Directors has asked the Company to request Net Brasil to conclude its negotiations with the programmers within the shortest time frame.

In order to preserve liquidity and keep operating obligations current, considering the lack of funds available in the market to finance its working capital needs, the Board of Directors has decided at today's meeting that the Company should re-evaluate its cash flow obligations while the Company pursues an adequate capital structure.

The Company continues to work with Bank of America in this process and, in addition, has engaged The Blackstone Group as its financial advisor.

This capital structure evaluation process will have no impact on the Company's operations or customer services.

The Company understands the need to reach a satisfactory solution for its capital structure within a short period of time. In this connection, the Company expects to complete and discuss this capital structure analysis during the second half of January 2003.

São Paulo, December 2nd , 2002.

Leonardo P. Gomes Pereira
Investor Relations and Chief Financial Officer
Net Serviços de Comunicação S.A.